ITEM 77C: Submission of matters to a vote of security holders

(a) A special meeting of the shareholders of Regions Morgan Keegan Select Capital Growth Fund ("Capital Growth Fund") and Regions Morgan Keegan Select Financial Fund ("Financial Fund") was held on June 11, 2004.

(b) During the special meeting, shareholders of Capital Growth Fund approved an Agreement and Plan of Reorganization and Termination pursuant to which Regions Morgan Keegan Select Mid Cap Growth Fund ("Mid Cap Growth Fund"), a portfolio of Regions Morgan Keegan Select Funds, would acquire all of the assets of Capital Growth Fund in exchange solely for (a) Mid Cap Growth Fund's assumption of all of the assets of Capital Growth Fund's liabilities and (b) the issuance of shares of Mid Cap Growth Fund, to be distributed pro rata by Capital Growth Fund to holders of its shares, in complete liquidation and termination of Capital Growth Fund.

(c) During the special meeting, shareholders of Financial Fund approved an Agreement and Plan of Reorganization and Termination pursuant to which Regions Morgan Keegan Select Value Fund ("Value Fund"), a portfolio of Regions Morgan Keegan Select Funds, would acquire all of the assets of Financial Fund in exchange solely for (a) Value Fund's assumption of all of the assets of Financial Fund's liabilities and (b) the issuance of shares of Value Fund, to be distributed pro rata by Financial Fund to holders of its shares, in complete liquidation and termination of Financial Fund.

(d) The proposals passed with the following shares of the Funds present or represented and voting at the special meeting:

			Votes For	Votes Against

Capital Growth Fund	1,074,080.470	7,560.740

Financial Fund		280,111.386	1,610.094